

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 24, 2009

Mr. Robert Hasson
Interim Chief Financial Officer, Sionix Corporation
3880 East Eagle Drive
Anaheim, CA 92807

> **RE: Form 8-K Item 4.01 filed August 18, 2009**
>
> **Form 8-K Item 4.01 filed July 29, 2009**
>
> **File No. 002-95626-D**

Dear Mr. Hasson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01 8-K filed July 29, 2009

1.   Please file an Amended Form 8-K to include an updated Exhibit 16 letter from the former accountants, Kabani & Company, Inc. stating whether the accountants agree with the statements made in your Form 8-K.

Item 4.01 8-K filed August 18, 2009

2.   Please obtain and file an Exhibit 16 letter from the former accountants, Windes & McGlaughry Accountancy Corporation, stating whether the accountants agree with the statements made in your Form 8-K.

3.   We note from your disclosures that Windes concluded that as a result of the issuance of Penny Notes the previously issued financial statements may need to be restated. Given

this, please help us better understand why you believe that it is in the Company's best interest to reengage Kabani.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3732.

Sincerely,

Melinda Hooker
Staff Accountant